AMERICAS GOLD AND SILVER DELIVERS A 98% INCREASE IN QUARTERLY SILVER PRODUCTION AS PART OF
STRONG Q3 2025 OPERATING RESULTS

TORONTO, ONTARIO - October 20, 2025 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals and antimony producer, is pleased to announce strong consolidated silver production of 765,000 ounces for the third quarter of 2025, an increase of 98% compared to 386,000 attributable ounces1 produced in the third quarter of 2024 and an 11% increase compared to 689,000 ounces in the second quarter of 2025. Lead production was 2.3 million pounds for the third quarter of 2025, an increase of 23% compared to 1.9 million pounds in the second quarter of 2025. The strong production results were achieved despite a planned 10-day shut down to complete Phase 1 upgrades to the Galena No. 3 Shaft.

The increase in silver production was driven by improved efficiencies at the Galena Complex in Idaho, as well as the continued transition into the higher grade EC120 zone at the Cosalá Operations in Mexico. At Galena, efficiency improvements in 2025 include improved underground development rates, the re-introduction of long hole stoping, ongoing replacement and upgrades of the underground mining fleet, and improved skipping capacity on the No. 3 Shaft.

As previously announced, year-to-date antimony and copper production from the Galena Complex totaled 447,466 pounds and 615,817 pounds, respectively (see Americas news release dated October 16, 2025). A strong Sb:Cu correlation, with a year-to-date ratio averaging 0.73, underscores the predictability and strategic value of Galena's high-grade silver-copper-antimony tetrahedrite ore.

Americas' unaudited consolidated cash balance as at September 30, 2025, was US$39 million, a decrease of US$23 million compared to June 30, 2025. The expected decreased cash balance was largely the result of increased capital investments to support planned growth initiatives, in line with the Company's planned capital deployment.

Paul Andre Huet, Chairman and CEO, commented: "I am extremely pleased with our progress during the third quarter in which production notched an 11% improvement on the prior quarter. Our operation in Idaho is now starting to deliver results after spending significant effort underground at Galena conducting numerous time studies, engineering work, productivity-focused projects, implementing new equipment and adjusting the mining method. It is important to note that Galena achieved a quarter-over-quarter production improvement despite a 10-day shutdown conducted to complete Phase 1 of the upgrades to the No. 3 Shaft, a tremendous achievement.

Additionally, last week's disclosure of year-to-date antimony and copper production further highlights the critical metal value of our tetrahedrite ore, as well as Galena's unique strategic position as the only current producer of antimony in the United States.

At Cosalá, outstanding progress by our operating team delivered improvements compared to the prior quarter as the operation continued its transition into mining the higher grade EC120 area.

The strong third quarter production results and our robust balance sheet, with US$50 million remaining undrawn on our existing credit facility, have us well positioned to continue to execute on our operational strategy to increase production, lower costs and unlock the massive potential of our asset base for our shareholders."

About Americas Gold and Silver Corporation

Americas Gold & Silver is a growing precious metals and antimony mining company with multiple assets in North America. In December 2024, Americas increased its ownership in the Galena Complex (Idaho, USA) from 60% to 100% in a transaction with Eric Sprott, solidifying its position as a growing silver and antimony producer. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Eric Sprott is the Company's largest shareholder, holding an approximate 20% interest. Americas has a proven and experienced management team led by Paul Huet, is fully funded to execute its growth plans, and focused on becoming one of the top North American silver and antimony mining companies.

  The Company held a 60% interest in the Galena mine during Q3 2024. The Company's share of the 323,000 silver ounces produced by the Galena mine during Q3 2024 was 194,000 ounces. Compared to a consolidated 100% interest the increase in ounce production is 49%.

For More Information:

Maxim Kouxenko - Manager, Investor Relations

M: +1 (647) 888-6458
E: ir@americas-gold.com
W: Americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the ability to achieve production results and maintain conditions for operational results and expectations described herein, and the predictability and strategic value of Galena's high-grade silver-copper-antimony tetrahedrite ore and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; security conditions in the areas where the Company's operations are located (including the Cosalá Operations in Sinaloa, Mexico); fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.